Exhibit 99.1

ASX ANNOUNCEMENT

August 25, 2011

Genetic Technologies maiden profit - positioned for growth

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce its maiden profit for the financial year ended 30 June 2011.  The Company reported Net Profit after Tax for the period of AUD 0.901 million and positive net cash flows of AUD 2.2 million.  The Company’s 2011 audited Financial Report, together with the accompanying ASX Appendix 4E, will be released shortly after this announcement.

Total revenue for the financial year increased to AUD 18.3 million, a 111% increase over the prior corresponding period (AUD 8.7 million).  This result was largely due to a 266 percent increase in revenue from the Company’s out-licensing program that saw 11 new licenses granted during the period.  This was partly off-set by a 6 percent fall in revenues from the genetic testing business as a result of divestments and restructures to improve net earnings.

Genetic Technologies’ CEO Dr. Paul MacLeman commented on the result, saying:

“The increase in revenue and savings from a strident cost reduction and containment program supported the delivery of the Company’s maiden profit.”

“We also made significant progress during the period on our molecular diagnostics strategy, with the market preparation and US launch of the Company’s lead breast cancer risk test BREVAGenTM in June (2011).  The addressable market for this product in the US is approximately 1.1 million tests per annum, and we expect that it will support better breast cancer management leading to more lives being saved and a reduction in costs for health authorities.”

Genetic Technologies’ cash reserves increased by $1.8 million over the year.  At 30 June 2011, the Group’s total cash reserves were $5.1 million.

Subsequent to year end, the Company placed 60 million shares with sophisticated and institutional investors at a price of AUD 0.195 per share to raise AUD 11.7 million, before costs.  Together with existing cash reserves, the Company’s total cash reserves totalled over $15 million at 31 July 2011.

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FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)
Chief Executive Officer	Monsoon Communications
Genetic Technologies Limited	+61 3 9620 3333
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies’ business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio. The Company was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has granted patents in 24 countries around the world, protecting the use of non-coding DNA in genetic analysis and gene mapping across all genes in all species Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040